EXHIBIT 17.1

January 7, 2011

Mr. Henry Fong
President and Chief Executive Officer
China Nuvo Solar Energy Inc.
319 Clematis Street, Suite 703
West Palm Beach, FL 33401

Dear Henry,

In order to pursue a more narrow focus on my life and career objectives, I am resigning from the China Nuvo Solar Energy Board of Directors effective today, Friday, January 7, 2011.

Thank you for the opportunity to serve on the Board. I am proud to have been of assistance.

I wish you much success in your continued endeavors with the Company.

Sincerely,

/s/ Stephen D. King
Stephen D. King

cc: Barry S. Hollander, Chief Financial Officer